Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

July 23, 2013

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Microsoft Corporation
Form	10-Q for the Quarterly Period Ended March 31, 2013
File	No. 000-14278

Dear Mr. Krikorian,

This letter responds to your comments communicated to us in your letter dated July 18, 2013. Following are our responses to the specific comments in your letter.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Notes to Financial Statements (Unaudited)

Note 12 – Income Taxes, page 23

1.	We note your response to prior comment 1. Tell us whether your foreign income before taxes is earned in equal proportion from each of the jurisdictions disclosed. In this regard, consider adding disclosure that would indicate the magnitude of earnings generated from each jurisdiction, such as the amount of revenue attributable to each.

Response:

Our regional operating centers support our business activities as follows:

•	The regional operating center in Ireland supports the European, Middle Eastern, and African region.

•	The center in Singapore supports the Japan, India, Greater China, and Asia-Pacific region.

•	The center in Puerto Rico supports Latin America and North America.

Our foreign income before income taxes in each of those jurisdictions results from our business activities in those regions. Foreign earnings generated from our regional operating centers have been consistently taxed at lower rates, and such earnings represented 79%, 79%, and 78% of our international income before tax in fiscal years 2013, 2012, and 2011, respectively. The foreign earnings taxed at lower rates generated from our regional operating centers in fiscal years 2013, 2012, and 2011 was $16.1 billion, $16.4 billion, and $15.0 billion, respectively.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

In future filings, beginning with our 10-K for fiscal year 2013, we will disclose the percentages discussed above in our income tax footnote, as follows:

“Our foreign earnings, which are taxed at rates lower than the U.S. tax rate and are generated from our regional operating centers, were 79%, 79%, and 78% of our international income before tax in fiscal years 2013, 2012, and 2011, respectively.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

2.	In response to prior comment 2, you indicate that you provide both on premise software and cloud-based offerings through the same agreement. Clarify whether you are accounting for the two offerings as a single multiple-element arrangement or as separate arrangements. While we note from your response that, in future filings, you will include the specific revenue recognition policy for cloud-based services, tell us how your revenue recognition policy addresses your multiple-element arrangements, including the disclosures in ASC 605-25-50. Specifically, you should disclose the nature of and significant deliverables within your multiple-deliverable arrangements, the separate units of accounting, the general timing of delivery or performance of service for the deliverables within the arrangements, and the significant factors, inputs, assumptions, and methods used to determine selling price for each significant deliverable within these types of arrangements. In addition, you should clarify the timing of revenue recognition for your cloud-based services accounted for as subscriptions. Provide us with any proposed changes to your revenue recognition policy in future filings.

Response:

Cloud-based services arrangements that allow for the use of a hosted software product or service over a contractually determined period of time without taking possession of software are accounted for on a subscription basis. Certain volume licensing arrangements include a perpetual license for current products combined with rights to receive unspecified future versions of software products (“Software Assurance”), which we have determined are additional software products and are therefore accounted for as subscriptions. In certain volume licensing arrangements, our customers choose to place orders for both 1) on-premise software that are accounted for as subscriptions and 2) cloud-based subscriptions. For example, a customer may choose to license Office on-premise with software assurance for some employees in the same agreement as they choose to license Office 365, a cloud-based subscription service, for other employees. We consider these multiple element arrangements. However, because all elements are accounted for as subscriptions and have the same service period and delivery pattern, they have the same revenue recognition timing. When we begin to recognize significant revenue from offerings with differing recognition patterns, we will plan to disclose further details about the revenue recognition allocation process and policy.

We currently disclose our policy for technology guarantee programs and perpetual licenses offered with unspecified future software products where revenue recognition is impacted by including multiple elements in one arrangement. We will further enhance this disclosure to clarify we consider these multiple element arrangements.

Additionally, in future filings, we will include a policy for cloud-based services, specifically disclosing the timing of revenue recognition for these services.

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

The following is a portion of our revenue recognition policy, which we propose to present in future filings within our accounting policies footnote, which covers our revenue recognition policy for all significant multiple element arrangements and reflects the clarifications discussed above, with new language highlighted in gray:

“Technology guarantee programs are accounted for as multiple element arrangements as customers receive free or significantly discounted rights to use upcoming new versions of a software product if they license existing versions of the product during the eligibility period. Revenue is allocated between the existing product and the new product, and revenue allocated to the new product is deferred until that version is delivered. The revenue allocation is based on the vendor-specific objective evidence (“VSOE”) of fair value of the products. The VSOE of fair value for upcoming new products are based on the price determined by management having the relevant authority when the element is not yet sold separately, but is expected to be sold in the near future at the price set by management.

Software updates that will be provided free of charge are evaluated on a case by case basis to determine whether they meet the definition of an upgrade and create a multiple element arrangement, which may require revenue to be deferred and recognized when the upgrade is delivered, or if it is determined that implied post-contract customer support (“PCS”) is being provided, the arrangement is accounted for as a multiple element arrangement and all revenue from the arrangement is deferred and recognized over the implied PCS term when the VSOE of fair value does not exist. If updates are determined to not meet the definition of an upgrade, revenue is generally recognized as products are shipped or made available. Windows 8.1 will enable new hardware, further the integration with other Microsoft services and fix some of the customer issues with Windows 8, and will be provided to Windows 8 customers when available at no additional charge. We evaluated Windows 8.1 and determined that it did not meet the definition of an upgrade and thus have not deferred revenue related to this planned release.

Certain volume licensing arrangements include a perpetual license for current products combined with rights to receive unspecified future versions of software products (“Software Assurance”), which we have determined are additional software products and are therefore accounted for as subscriptions, with billings recorded as unearned revenue and recognized as revenue ratably over the coverage period. Arrangements that include term based licenses for current products with the right to use unspecified future versions of the software during the coverage period, are also accounted for as subscriptions, with revenue recognized ratably over the coverage period.

Revenue from cloud-based services arrangements that allow for the use of a hosted software product or service over a contractually determined period of time without taking possession of software are accounted for as subscriptions with billings recorded as unearned revenue and recognized as revenue ratably over the coverage period beginning on the date the service is made available to customers. Revenue from cloud-based services arrangements that are provided on a consumption basis (for example, the amount of storage used in a particular period) is recognized commensurate with the customer utilization of such resources.

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

Some volume licensing arrangements include time-based subscriptions for cloud-based services and software offerings that are accounted for as subscriptions. These arrangements are considered multiple element arrangements. However, because all elements are accounted for as subscriptions and have the same coverage period and delivery pattern, they have the same revenue recognition timing.”

Results of Operations, page 33

3.	We note your response to prior comment 4. Please clarify in greater detail what consideration you gave to providing an analysis in future filings that discusses why you were able to increase revenue in the Windows Division while the x86 PC market has declined significantly. We note that you state that you began to be “less correlated to the x86 PC market.” You should disclose the extent that your revenue continues to be dependent on the x86 PC market and disclose the amount of revenue generated from alternative devices and Surface that reflects the trend of being less correlated to the x86 PC market. We note from your disclosure on page 35 that 65% of total Windows Division revenue comes from software pre-installed on OEM equipment, with the remaining amount generated by commercial and retail sales of your products and services. In discussing the relative importance of the x86 PC market on trends in revenue, consider separately analyzing the relative amounts of non-OEM revenue in each period, including a discussion of how the introduction of new versions of your products and services, such as Windows 8 and Surface, contributed to your performance compared to sales of existing products and services, such as Windows 7.

Response:

Windows Division revenue consists of OEM and non-OEM revenue. OEM revenue currently makes up approximately 65% of Windows Division revenue and remains highly correlated to the x86 PC market. Non-OEM revenue consists of revenue from commercial licensing, Surface, fully packaged product, PC accessories, and Windows Services (in order of magnitude). Total Windows Division revenue has become less correlated to the x86 PC market due to the growth of our non-OEM revenue. We disclose the extent that our revenue continues to be dependent on the x86 PC market by disclosing the 65% noted above. Investors are able to see that this dependency has declined as the disclosed percentage has decreased over time (75% in 2011 and 2012 and currently 65%). On the occasions that Windows OEM revenue and the PC market become materially disconnected, we disclose the main drivers of the difference. In fiscal year 2013, there was not a material difference.

For the period covered by your review, we were able to increase revenue in the Windows Division while the x86 PC market declined significantly due to increased commercial licensing revenue and the introduction of Surface. We will disclose the amount of Surface and other non-OEM revenue in our future filings to the extent that they are significant drivers of changes in our results. During the period covered by your review, OEM revenue declined roughly in-line with the x86 PC market.

We assess Windows performance based on total operating system revenue rather than on a version by version basis. Within commercial licensing, because the majority of the agreements are multi-year agreements, growth in this area does not represent version specific support for our products but rather

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

overall long-term support for our platform. For these reasons, we do not measure performance by version. However, in future filings, from time to time consistent with our public disclosure of business milestones, we will disclose the approximate number of Windows 8 licenses sold.

The foregoing discussion excludes the impact on revenue of upgrade offers and presales of products which distort trends in the short term. We quantify such items in our filings so investors are able to understand the underlying business results.

Following is an example of how we plan to reflect these dynamics in future filings, beginning with our 2013 Form 10-K:

Fiscal year 2013 compared with fiscal year 2012

Windows Division revenue increased $839 million. Surface revenue was $853 million. Commercial licensing and revenue associated with Windows 8 upgrades increased $554 million, while unearned revenue from commercial licensing also increased, reflecting continued support of our platform. In addition, we recognized $540 million of previously deferred revenue related to the expiration of the Windows Upgrade Offer. Partially offsetting these increases was a decrease in OEM revenue.

OEM revenue decreased 3%. Excluding the impact of the Windows Upgrade Offer, OEM revenue decreased 10%. This decrease reflects the impact on revenue of the decline in the x86 PC market and continued higher relative growth in emerging markets, where average selling prices are lower than developed markets.

In May 2013, we announced that we had surpassed the 100 million licenses sold mark for Windows 8.

4.	We note from your response to prior comment 4 that you will quantify Surface revenue in the MD&A when the revenue becomes material. As revenue from Surface has been identified as a factor that explains the change in revenue, you should provide an indication of its relative significance. In addition, in regard to the recognition of revenue that was previously deferred due to upgrade offers, your disclosures in future filings should clarify whether the revenue relates to the delivery of the deferred product or service or the expiration of the redemption period in analyzing how this factor is or is not reflecting a trend.

Response:

As discussed in our response to question 3, we will quantify Surface revenue in future filings where it is a material driver of the changes in our results of operations.

In future filings, as discussed above, we will disclose the extent to which the revenue recognized related to upgrade offers and pre-sales of products is due to the expiration of the related programs or the delivery of products.

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

Management acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (425)704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/s/ FRANK BROD
Frank H. Brod
Corporate Vice President, Finance and Administration and Chief Accounting Officer

cc:	Amy Hood, Executive Vice President and Chief Financial Officer
John	Seethoff, Vice President and Deputy General Counsel
Brad	Smith, Executive Vice President and General Counsel